UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

General Cannabis Corp

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36930V100

(CUSIP Number)

Patrick Pazderka

Fox Rothschild LLP

Campbell Mithun Tower, Suite 2000

222 South Ninth St.

Minneapolis, MN 55402

(612) 607-7557

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON HERSHEY MANAGEMENT I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,937,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,937,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,937,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON HERSHEY STRATEGIC CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,937,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,937,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,937,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON HERSHEY STRATEGIC CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,937,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,937,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,937,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON HERSHEY MANAGEMENT IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,874,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,874,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,874,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON SHORE VENTURES III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,874,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,874,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,874,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 36930V100

1	NAME OF REPORTING PERSON ADAM HERSHEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,812,017
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,812,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,812,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons named in Item 2 below with respect to the beneficial ownership of the Reporting Persons in General Cannabis Corporation.  This amendment supplements the Schedule 13D as previously filed on June 11, 2020 and Amendment No. 1 to Schedule 13D as previously filed on July 30, 2020 (as amended, the “Schedule 13D”).  Each Item below amends and restates the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

ITEM 1.                                                SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the common stock, par value $0.001 per share (“Common Stock”), of General Cannabis Corp., a Colorado corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6565 E. Evans Avenue, Denver, Colorado 80224.

ITEM 2.                                                IDENTITY AND BACKGROUND

(a) This statement is a joint filing by Hershey Management I, LLC (“Hershey I”), Hershey Strategic Capital, LP (“HSC LP”), Hershey Strategic Capital GP, LLC (“HSC GP”), Shore Ventures III, LP (“Shore Ventures”), Hershey Management IV, LLC (“Hershey IV”) and Adam Hershey (each of the foregoing, individually, a “Reporting Person”, and collectively the “Reporting Persons”).

Hershey I is the investment advisor of HSC LP. HSC GP is the general partner of HSC LP. Adam Hershey is the sole managing member of both Hershey I and HSC GP. As the investment advisor of HSC LP, Hershey I, which is controlled by Mr. Hershey, has the voting and dispositive power with respect to all of the shares of Common Stock owned by HSC LP.

Hershey IV is the general partner of Shore Ventures. Adam Hershey is the sole managing member of Hershey IV. As the general partner of Shore Ventures, Hershey IV, which is controlled by Mr. Hershey, has the voting and dispositive power with respect to all of the shares of Common Stock owned by Shore Ventures.

Each Reporting Person disclaims beneficial ownership of all securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein and other than those securities reported herein as being held directly by such Reporting Person.

(b) The principal office and business address of the Reporting Persons is 6 Pompano Road, Rumson, NJ 07760.

(c) The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature. Mr. Hershey is the sole managing member of Hershey I, Hershey IV and HSC GP.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Hershey I, Hershey IV and HSC GP is a Delaware limited liability company. Each of HSC LP and Shore Ventures is a Delaware limited partnership. Adam Hershey is a citizen of the United States.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Subscription Agreement, dated as of May 29, 2020 (the “Subscription Agreement”), among the Issuer, HSC LP and Shore Ventures, HSC LP and Shore Ventures purchased from the Issuer an aggregate of 5,485,814 shares of Common Stock and warrants to purchase up to an aggregate of 4,114,360 shares of Common Stock at closings effected on May 29, 2020 and June 3, 2020 for an aggregate purchase price of $2,185,000.  In addition, at a closing effected pursuant to the Subscription Agreement on July 28, 2020, HSC LP and Shore Ventures also purchased from the Issuer an aggregate of

2,046,196 shares of Common Stock and warrants to purchase up to an aggregate of 1,534,647 shares of Common Stock for an aggregate purchase price of $815,000.  The warrants have an exercise price per share of Common Stock of $0.5565 and a term of five years.

The Subscription Agreement further provides that the Issuer shall, during the 90-day period ending September 1, 2020 (the “negotiation period”), endeavor to cause the existing holders of the promissory notes of the Issuer having an outstanding balance in the amount of approximately $2,331,000 as of June 11, 2020 that are due on or about January 31, 2021, to extend the maturity date of such notes to a date that is not earlier than January 31, 2022.  If, at the end of the negotiation period, all of the existing notes have not been amended to extend the maturity dates thereof, then the Issuer shall issue to HSC LP and Shore Ventures, on a pro rata basis, additional warrants to purchase shares of Common Stock.  Any such additional warrants will be for a number of shares of Common Stock based on the dollar amount of the outstanding balance (as of the first closing) of the existing notes that were not extended, with each one dollar of existing notes that were not extended representing one share subject to such additional warrant.  The exercise price of any such additional warrants will be equal to 100% of the 30-day volume weighted average price of the Common Stock on the last day of the negotiation period, provided that such exercise price shall not be lower than $0.45 per share nor higher than $0.56 per share.  On September 13, 2020, the Issuer entered into a letter agreement with Hershey Strategic Capital, LP and Shore Ventures III, LP, which amended the Subscription Agreement to extend the negotiation period to October 4, 2020.  Subsequent to October 4, 2020 and until December 11, 2020, the Issuer and Hershey Strategic Capital, LP and Shore Ventures III, LP were in negotiations to further extend the negotiation period.  On December 11, 2020, Hershey Strategic Capital, LP and Shore Ventures III, LP elected to have the Issuer issue warrants to purchase an aggregate of 1,631,000 shares of Common Stock representing the outstanding balance (as of the first closing) of the existing notes that were not extended, with each one dollar of existing notes that were not extended representing one share subject to such additional warrant.  The warrants have an exercise price per share of Common Stock of $0.4917 and a term of five years.

The sources of funds used for the above described purchases by HSC LP and Shore Ventures was the working capital of such entities. None of the funds used in connection with such purchases were borrowed by HSC LP or Shore Ventures.

ITEM 4.                                                PURPOSE OF TRANSACTION

The Reporting Persons consider the securities of the Issuer that they that they beneficially own to be investments made in their ordinary course of business. As described below under Item 6, pursuant to the Subscription Agreement, Adam Hershey was appointed as a nonvoting observer to the Issuer’s board of directors. Thereafter, on July 13, 2020, Mr. Hershey was appointed to serve as a member of the Issuer’s board of directors. Pursuant to the Subscription Agreement, Mr. Hershey will continue to serve as a member of the Issuer’s board of directors until the Issuer’s 2023 annual meeting of stockholders, provided that HSC LP and Shore Ventures continue to hold in aggregate at least one-half of the shares of Common Stock purchased by them in aggregate pursuant to the Subscription Agreement (without giving effect to the exercise of the warrants to purchase shares of Common Stock).

The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Except as set forth herein, the Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 14,812,017 shares of Common Stock (including 7,280,007 shares of Common Stock issuable upon exercise of warrants issued pursuant to the Subscription Agreement), representing approximately 22.1% of the outstanding shares of Common Stock (based upon 59,838,929 shares of Common Stock outstanding as of November 10, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2020. Of the shares of Common Stock owned by the Reporting Persons: (A) 2,510,670 shares of Common Stock (and warrants to purchase up to 2,426,669 shares of Common Stock) are held directly by HSC LP, representing approximately 7.9% of the outstanding shares of Common Stock, as a result of closings effected under the Subscription Agreement on May 29, 2020 and July 28, 2020 and the issuance of warrants on December 11, 2020; and (B) 5,021,340 shares of Common Stock (and warrants to purchase up to 4,853,338 shares of Common Stock) are held directly by Shore Ventures, representing approximately 15.3% of the outstanding shares of Common Stock, as a result of closings effected under the Subscription Agreement on June 3, 2020 and July 28, 2020 and the issuance of warrants on December 11, 2020.

(b) As the investment advisor of HSC LP, Hershey I has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein that are held directly by HSC LP. As the general partner of Shore Ventures, Hershey IV has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein that are held directly by Shore Ventures.

(c) Other than the purchase of shares of Common Stock and warrants to purchase shares of Common Stock effected pursuant to the Subscription Agreement, as reported herein, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities Purchase Agreement

As described above, pursuant to the Subscription Agreement, HSC LP purchased from the Issuer an aggregate of 2,510,670 shares of Common Stock and warrants to purchase 1,883,002 shares of Common Stock on May 29, 2020 and July 28, 2020, and Shore Ventures purchased from the Issuer an aggregate of 5,021,340 shares of Common Stock and warrants to purchase 3,766,005 shares of Common Stock on June 3, 2020 and July 28, 2020.

In addition, pursuant to the Subscription Agreement, Adam Hershey was named as a nonvoting observer to the Issuer’s board of directors.  Thereafter, on July 13, 2020, Mr. Hershey was appointed to serve as a member of the Issuer’s board of directors.  Pursuant to the Subscription Agreement, Mr. Hershey will continue to serve as a member of the Issuer’s board of directors until the Issuer’s 2023 annual meeting of stockholders, provided that HSC LP and Shore Ventures continue to hold in aggregate at least one-half of the shares of Common Stock purchased by them in aggregate pursuant to the Subscription Agreement (without giving effect to the exercise of the warrants to purchase shares of Common Stock).

The Subscription Agreement further provides that the Issuer shall, during the 90-day period ending September 1, 2020 (the “negotiation period”), endeavor to cause the existing holders of the promissory notes of the Issuer having an outstanding balance in the amount of approximately $2,331,000 as of June 11, 2020 that are due on or about January 31, 2021, to extend the maturity date of such notes to a date that is not earlier than January 31, 2022.  If, at the end of the negotiation period, all of the existing notes have not been amended to extend the maturity dates thereof, then the Issuer shall issue to HSC LP and Shore Ventures, on a pro rata basis, additional warrants to purchase shares of Common Stock.  Any such additional warrants will be for a number of shares of Common Stock based on the dollar amount of the outstanding balance (as of the first closing) of the existing notes that were not extended, with each one dollar of existing notes that were not extended representing one share subject to such additional warrant.  The exercise price of any such additional warrants will be equal to 100% of the 30-day volume weighted average price of the Common Stock on the last day of the negotiation period, provided that such exercise price shall not be lower than $0.45 per share nor higher than $0.56 per share.  On September 13, 2020, the Issuer entered into a letter agreement with Hershey Strategic Capital, LP and Shore Ventures III, LP, which amended the Subscription Agreement to extend the negotiation period to October 4, 2020.  Subsequent to October 4, 2020 and until December 11, 2020, the Issuer and Hershey Strategic Capital, LP and Shore Ventures III, LP were in negotiations to further extend the negotiation period.  On December 11, 2020, Hershey Strategic Capital, LP and Shore Ventures III, LP elected to have the Issuer issue warrants to purchase an aggregate of 1,631,000 shares of Common Stock representing the outstanding balance (as of the first closing) of the existing notes that were not extended, with each one dollar of existing notes that were not extended representing one share subject to such additional warrant.  The warrants have an exercise price per share of Common Stock of $0.4917 and a term of five years.

Consultant Agreement

In connection with the transactions contemplated by the Subscription Agreement, the Issuer and Mr. Hershey entered into a Consultant Agreement dated as of June 3, 2020 pursuant to which Mr. Hershey shall serve as a strategic consultant to the Issuer for a period of one year.

During the term of the Consultant Agreement, Mr. Hershey will be paid a monthly rate of $8,333, provided that if the salary of the CEO of the Issuer is returned to the rate paid prior to the Issuer’s salary reductions made in connection with the COVID-19 pandemic (the “COVID-19 Salary Reductions”), then Mr. Hershey’s monthly rate shall increase to $16,667 (with it being expressly understood and agreed that (A) if the salary of the CEO of the Issuer is increased from its current level, but not to 100% of the rate paid prior to the COVID-19 Salary Reductions, Mr. Hershey’s monthly rate shall be increased simultaneously on a proportionate basis, and (B) if the CEO of the Issuer receives any retroactive payments or other remuneration relating to all or any portion of salary that was reduced due to the COVID-19 Salary Reductions, then Mr. Hershey shall receive payments on a pari passu basis with respect to the services performed under the Consultant Agreement at a monthly rate of less than $16,667).

The foregoing summaries of the agreements and instruments are qualified in their entirety by reference to the copies of such agreements and instruments which are incorporated by this reference.

ITEM 7.                                                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1.

Subscription Agreement, dated as of May 29, 2020, among the Issuer, Hershey Strategic Capital, LP and Shore Ventures III, LP (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed June 1, 2020).

2.	Form of warrant to purchase shares of the common stock of the Issuer (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed June 1, 2020).
3.

Letter Agreement dated as of September 12, 2020, among the Issuer, Hershey Strategic Capital, LP and Shore Ventures III, LP (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed September 14, 2020).

4.	Consultant Agreement dated as of June 3, 2020 by and between the Issuer and Adam Hershey. (#)
5.	Joint Filing Agreement, dated June 8, 2020 among the Reporting Persons. (#)

#                      Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on June 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020
HERSHEY MANAGEMENT I, LLC

	By:	/s/ Adam Hershey
	Name:	Adam Hershey
	Title:	Managing Member

HERSHEY STRATEGIC CAPITAL, LP

	By:	Hershey Strategic Capital GP, LLC,
Its General Partner

	By:	/s/ Adam Hershey
	Name:	Adam Hershey
	Title:	Managing Member

HERSHEY STRATEGIC CAPITAL GP, LLC

	By:	/s/ Adam Hershey
	Name:	Adam Hershey
	Title:	Managing Member

HERSHEY MANAGEMENT IV, LLC

	By:	/s/ Adam Hershey
	Name:	Adam Hershey
	Title:	Managing Member

SHORE VENTURES III, LP

	By:	Hershey Management IV, LLC,
Its General Partner

	By:	/s/ Adam Hershey
	Name:	Adam Hershey
	Title:	Managing Member

/s/ Adam Hershey
Adam Hershey